UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Pure Title, LLC

Legal status of Issuer:

>   *Form:*

>   Limited Liability Company

>   *Jurisdiction of Incorporation/Organization:*

>   Florida

>   *Date of Organization:*

>   February 15, 2021

Physical Address of Issuer:

2779 Gulf Breeze Parkway, Gulf Breeze, FL 32563

Website of Issuer:

www.puretitle.com

Name of Intermediary through which the Offering will be Conducted:

BRITE Investments, Inc.

CIK Number of Intermediary:

0001777545

SEC File Number of Intermediary:

007-00218

CRD Number of Intermediary:

306998

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Class B Membership Units

Target Number of Securities to be Offered:

200,000

Price (or Method for Determining Price):

$0.25

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

n/a

Deadline to reach the Target Offering Amount:

December 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: None

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Florida

January 20, 2022

FORM C

Pure Title, LLC

Up to $50,000
Class B Membership Units

Pure Title, LLC ("**Pure Title**", the "**Company**," the "**Issuer**," "**we**," "**us**", or "**our**"), is offering up to a maximum amount of $50,000 (the "**Maximum Offering Amount**") of Class B Membership Units (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Company is offering up to 200,000 Class B Membership Units (the "**Class B Units**"), representing 20% of the total equity of the Company, to be made available to **_only_** certain qualified, real estate agents of Levin Rinke, LLC (the "**Prospective Investors**" or "**you**"), and only up to the amount made available by the Company to the Prospective Investor. See "WHO MAY INVEST." All capital contributions from the Prospective Investors in this Offering will be deposited into a separate, non-interest bearing escrow account established by the Managers.

The rights and obligations of Prospective Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, BRITE Investments, Inc. (the "**Intermediary**"). Prospective Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Prospective Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$82.00	$4.10	$77.90
Target Offering Amount	N/A	N/A	N/A
Maximum Offering Amount	$50,000	$2,500	$47,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Prospective Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.brite.us

The date of this Form C is January 20, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford Prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Prospective Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Pure Title, LLC is a Florida limited liability company, incorporated/formed on February 15, 2021.

The Company is located at 2779 Gulf Breeze Parkway, Gulf Breeze, Florida 32563

The Company's website is www.puretitle.com

The Company conducts business in the State of Florida.

A description of our services, process, and business plan can be found on the Company's profile page on the BRITE Investment, Inc.'s website under brite.us and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of the Securities Offered	50,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	200,000
Maximum Amount of the Securities Offered	200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	200,000
Price Per Security	$0.25
Minimum Individual Purchase Amount	$82.00
Offering Deadline	December 31, 2022
Use of Proceeds	See the description herein.
Voting Rights	See the description herein.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Prospective Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We operate in a competitive market and there is no assurance that we will be able to compete with more established companies.

Title insurance is a $16.4 billion industry in the United States dominated by s small handful of companies. It is estimated that these companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance. Like any industry dominated for many years by a handful of companies, it will be extremely difficult for us to break into the market and compete.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We may directly (or indirectly through third-party service providers) collect and store sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the managers and key employees.

In particular, the Company is dependent on Kerry Anne Schultz, who is the Manager of the Company, and Robert Rinke and Rhys Rinke, who are founding members of the Company. The loss of Kerry Anne Schultz or any manager or founder could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes that our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company is not required to provide disclosure pursuant to the Securities & Exchange Act of 1934.

As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business could be negatively affected by general economic and other conditions.

The Company's activities may be adversely affected from time to time by such matters as changes in general economic, industrial and national conditions, changes in local, state, and federal taxes, dynamic prices and costs, utility rate changes, employment and human resources issues, leasing and real estate market, and other factors of a general nature that are beyond the control of the Company.

The title insurance business is complex and heavily regulated.

We expect to devote substantial resources to compliance matters and could incur significant ongoing costs to comply with new and existing laws and governmental regulation. If we fail to operate our business in compliance with applicable laws and regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected. Our failure to comply with all applicable federal, state and local laws could result in, among other things (i) loss of our licenses to engage in our businesses, (ii) government investigations and enforcement actions against us, (iii) fines, penalties and judgments against us, (iv) civil lawsuits, including class actions, (v) criminal liability, and (vi) breaches of covenants and representations under our servicing agreements, debt agreements or other agreements.

We will need to obtain licenses in all states or other jurisdictions that require a title insurance license or related business license.

If we cannot obtain a title insurance license in a given state where such a license is required, we will not issue title insurance in that state, which may limit our ability to grow our business and attract and retain customers (some of whom may require that we be licensed nationally or in certain jurisdictions to do business with us).

The Manager and/or the Founders may enter into a side letter or other similar agreement with a particular Member in connection with its admission to the Company as a Member without the approval of any other Member.

The side letters would have the effect of establishing rights under or altering or supplementing the terms of the Operating Agreement with respect to such Member in a manner more favorable to such Member than those applicable to other Members. Any rights or terms so established in a side letter with a Member will govern solely with respect to such Member and will not require the approval of any other Member notwithstanding any other provision of the Operating Agreement.

The interests of one or more of the Members of the Company and the Company may conflict from time to time.

Although the Manager, the Founders and their affiliates, agents and employees will devote as much time to the business of the Company as is reasonably necessary to manage and supervise the business and affairs of the Company and to accomplish the purposes of the Company, the Manager, the Founders and their affiliates, agents and employees may engage in other business ventures, some of which may be in competition with the Company, or may pursue business opportunities whether or not arising from the conduct of Company business. The Manager, the Founders and their affiliates, agents and employees may be subject to other obligations that affect their ability to perform their obligations to the Company.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Prospective Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

If the Company violates federal or state securities laws in connection with an offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Prospective Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Prospective Investors should be aware of the long-term nature of their investment in the Company. Each Prospective Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.
There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of return on your investment in this Offering.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

The Company is owned by three (3) members who hold Class A Membership Units, representing 80% of the Company. The concentration of ownership and control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that could be subject to member approval.

Class B Member will have no voting rights as Class B Members of the Company other than as required by law.

A Class B Member will neither have the right to vote on the deployment of capital, nor the management of the day-to-day operations of the Company. The management of the Company will be left to the sole discretion of the Manager. Additionally, the Manager may only be removed under limited, specified circumstances.

Class B Membership Units are subject to dilution.

The Company may offer additional Class B Units to additional affiliated real estate agents in the future, which may be dilutive to existing Class B Members, including current Prospective Investors. The Class A Units are not subject to dilution in the event the Company issues additional Class B Units (such that the holders of Class A Units, collectively, will have the right to receive 80% of the distributions from the Company regardless of the number of Class B Units issued by the Company.

There is no assurance of cash distributions.

There can be no assurance that there will be any cash distributions made to the Company from the underlying businesses invested into by the Company or to the Class B Members of the Company or that any cumulative cash distributions by the Company will equal or exceed the amounts invested by a purchaser of Class B Units.

To the extent the Company incurs indebtedness, principal and interest payments on such indebtedness will have to be made when due, regardless of whether sufficient cash flow or income is available.

If payments on any debts and obligations are not made when due by these businesses, they may sustain a loss on its investment. Such a loss may result in substantial adverse consequences to the Company, including adverse income tax consequences.

Risks: Litigation

Incomplete due diligence on title policies could subject the Company to potential litigation.

As an insurer, Pure Title, LLC will perform due diligence with respect to the title of property. If we fail to identify title defects, whether because of a failure of technology, a failure of process, a misinterpretation of data, or otherwise, we could be exposed to unanticipated claims.
The Company is subject to risks related to personally identifiable information.

We will routinely collect, process, store, use and disclose personal information of homeowners, borrowers, and title insurance customers, including but not limited to names, addresses, social security numbers, bank account numbers, credit card numbers and credit history information. That kind of personal information is subject to various federal, state and other laws regarding data privacy and protection. The regulatory framework for data privacy and protection issues in the United States and internationally is constantly evolving and is likely to remain fluid for the foreseeable future. We may be required to expend significant time, money and other resources towards compliance with such laws, and we may be subject to orders, fines, penalties or other adverse consequences from governmental authorities, as well as lawsuits from consumers, if we fail to comply with such laws. An actual or perceived failure by the Company to properly safeguard and use sensitive personal information could severely damage our reputation and harm our business.

Risks: Legal

Limited Employment of Counsel.

Legal counsel for the Company does not represent the potential investors in connection with the business of Company or any offering of Class B Membership Units, and such counsel disclaims any fiduciary or attorney-client relationship with the Prospective Investors. Prospective Investors should obtain the advice of their own legal counsel regarding legal matters. Legal counsel for the Company was not requested to, and did not attempt to, verify or confirm any statement contained in this Form C and the exhibits hereto.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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BUSINESS

Description of the Business

Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.

Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions. Pure Title provides the following services:

- Title Search
- Review of Outstanding Mortgages
- Search for Existing Liens
- Review of Unpaid Homeowners Association Dues
- Search for Judgments Or Unpaid Tax Liens
- Review of any Restrictions on the Free Transfer of Ownership in the Property
- Review of Easements
- Review of Leases
- Conduct a Property Survey
- Prepare Abstract of Title and Title Opinion
- Title Insurance
- Owner's Title Policies

Business Plan

Pure Title intends to begin operations in Q1 of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Title Search	Conduct complete title search	Purchasers of Real Estate
Outstanding Mortgages	Review of Outstanding Mortgages	Purchasers of Real Estate
Judgements and Liens	Search for Existing Judgements and Liens	Purchasers of Real Estate
HOA Dues	Review of Unpaid Homeowners Association Dues	Purchasers of Real Estate
Judgments/Unpaid Tax Liens	Search for Judgments Or Unpaid Tax Liens	Purchasers of Real Estate
Restrictions Review	Review of any Restrictions on the Free Transfer of Ownership in the Property, Easements and Leases	Purchasers of Real Estate
Title Insurance	Assist clients with obtaining title insurance for real estate.	Purchasers of Real Estate
Title and Title Opinion	Prepare Abstract of Title and Title Opinion	Purchasers of Real Estate
Property Surveys	Conduct Property Surveys	Purchasers of Real Estate

Title and Title Opinion	Prepare Abstract of Title and Title Opinion	Purchasers of Real Estate

Competition

Title insurance is a $16.4 billion industry in the United States dominated by s small handful of companies. It is estimated that these companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance. Like any industry dominated for many years by a handful of companies, it will be extremely difficult for us to break into the market and compete.

Supply Chain

The Company is a licensed real estate title company is the State of Florida and is not dependent on any suppliers.

Intellectual Property

None.

License Agreements

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of the United States (federal, state and local governmental authorities), and specifically the State of Florida. These laws and regulations are subject to change.

Litigation

None.

Other

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$2,500	5%	$2,500

Campaign Marketing Expenses or Related Reimbursement	0%	$0	0%	$0
Estimated Attorney Fees	10%	$5,000	10%	$5,000
Estimated Accountant/ Auditor Fees	5%	$2,500	5%	$2,500
Inventory	0%	$0	0%	$0
Future Wages	0%	$0	0%	$0
Repayment of Obligations	0%	$0	0%	$0
General Working Capital	80%	$40,000	80%	$40,000
Total	**100.00%**	**$50,000**	**100.00%**	**$50,000**

Intended Use of Proceeds Exceeding 10% of Capital Raised:

General Working Capital. The Company intends to use approximately 80% of the proceeds from this Offering for general working capital related to the day-to-day operations of the company and the execution of the Company's strategic business plans.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

| Kerry Anne Schultz | Manager and Founding Member | Ms. Schultz is owner of the Schultz Law Group, P.L.L.C. in Gulf Breeze, Florida, and is currently:

Member of the Florida Bar Association; American Bar Association and the Section of Real Property, Probate and Trust Law;

Attorney-Realtor Committee of the Florida Bar Association;

Member of Attorney/Realtor Relations Committee of the Escambia-Santa Rosa Bar Associations;

Member and Prior Board Member of the Escambia-Santa Rosa Real Estate Council;

Instructor with the Florida Division of Real Estate teaching the Real Estate Contracts Course and Ethical Considerations in Real Estate Transactions to real estate agents and brokers;

Instructor with Sterling Education Services, Inc., teaching Leases and Landlord-Tenant Law;

Agent of Attorney's Title Fund Services, Old Republic Insurance Company;

Board of Governors of the Pensacola State College Foundation;

Member and prior President of Gulf Breeze Rotary;

Prior Rotary District 6940 Treasurer;

Area Governor for Rotary District 6940;

Attorney Board Member for the Early Learning Coalition of Escambia County | Summa Cum Laude as Valedictorian with a Bachelor's degree in both History and Political Science from Oklahoma City University.

Juris Doctorate with honors from Western Michigan University-Thomas M. Cooley School of Law. |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees (other than the Manager and Founding Members, who are each owners).

Employee	Description	Effective Date	Termination Date
n/a	n/a	n/a	n/a

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type of security	Class A Membership Units
Amount outstanding	800,000
Voting Rights	Class A Members have full voting rights.
Anti-Dilution Rights	Class A Members have anti-dilution protection, and will maintain an aggregate of 80% equity in the Company.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company has authorized a total of 800,000 Class A Membership Units, which are owned by the Founding Members, and 200,000 Class B Membership Units. Class A Members will maintain 80% aggregate ownership of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	80%

Outstanding Options, Safes, Convertible Notes, Warrants

None.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The Company is currently owned by the three Founding Members, who together own 80 % of the Company. The largest holder is an entity owned and controlled by Kerry Anne Schultz with 40% of the Class A Membership Units and 50% of the total units of the Company.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Kerry Anne Schultz	Class A Membership Units	50% of Class A; 40% of Class A and Class B
Robert Rinke	Class A Membership Units	25% of Class A; 20% of Class A and Class B
Rhys Rinke	Class A Membership Units	25% of Class A; 20% of Class A

		and Class B

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Pure Title, LLC was incorporated on February 15, 2021 under the laws of the State of Florida, and is headquartered in Gulf Breeze, Florida. The Company was as a real estate title company to serve the residents of Florida.

Liquidity and Capital Resources

n/a

The funds will continue to be used to execute the Company's business strategy.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

n/a

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Class B Membership Units are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Prospective Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Prospective Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

Other than the Class A Membership Units issued to the Founding Members, we have made no issuances of securities within the last three years.
See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to a maximum amount of $50,000 (the "**Maximum Offering Amount**") of Class B Membership Units (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). Potential purchasers of the Securities are referred to herein as "**Prospective Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that a Prospective Investor may invest in the Offering is **$82.00**, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by BRITE Investments, Inc. (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Prospective Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Prospective Investor.**

Prospective Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Prospective Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Prospective Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Prospective Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Prospective Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Prospective Investors and receive reconfirmations from Prospective Investors who have already made commitments. If a Prospective Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Prospective Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Prospective Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Prospective Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Prospective Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Prospective Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Prospective Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Prospective Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable Prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the subscription agreement (the "**Subscription Agreement**") attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

N/A

Not Currently Equity Interests

N/A

Dividends

The Securities do not entitle Prospective Investors to any dividends.

Conversion

N/A

Agency Appointment

N/A

Dissolution

N/A

Voting and Control

The Securities do not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Prospective Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Prospective Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Prospective Investor or the equivalent, to a trust controlled by the Prospective Investor, to a trust created for the benefit of a member of the family of the Prospective Investor or the equivalent, or in connection with the death or divorce of the Prospective Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Prospective Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Prospective Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Prospective Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company has the right to repurchase the Securities upon certain conditions set forth in the Operating Agreement.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

N/A

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PROSPECTIVE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE PROSPECTIVE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Prospective Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Prospective Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, Prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with Prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that Prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Kerry Anne Schultz*

(Signature)

Kerry Anne Schultz

(Name)

Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Kerry Anne Schultz*

(Signature)

Kerry Anne Schultz

(Name)

Manager

(Title)

January 20, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

   We have not conducted any operations prior to the date of this offering, have not yet commenced operations, and have no (or nominal) assets or liabilities at this time. Accordingly, we have not presented financial statements in this offering. We will include audited financial statements in our annual reports with the SEC containing our financial statements for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been reviewed by an accountant selected by the Company.

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

Subscription Agreement